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                                                               Exhibit (a)(1)(L)

                              DRI ACQUISITION LLC

                                                                February 9, 2001

Dear Delco Remy Stockholder:

  We are pleased to inform you that Delco Remy International, Inc. has entered into a merger agreement with DRI Acquisition LLC and Court Square Capital Limited. Under the terms of the merger agreement, we have increased the price per share being offered in our existing cash tender offer to purchase all of the outstanding shares of Class A Common Stock of Delco Remy to $9.50 per share. The enclosed Supplement to the Offer to Purchase dated February 9, 2001 discusses in more detail the revised cash tender offer and the merger. If you wish to tender your shares in the cash tender offer, you should complete the enclosed YELLOW Letter of Transmittal. If you have already tendered your shares using the original BLUE Letter of Transmittal delivered to you with the initial Offer to Purchase, you do not need to complete the enclosed YELLOW Letter of Transmittal. You will be paid the higher price per share, provided the conditions to the offer are satisfied, and the tender offer is consummated.

  We encourage you to read carefully the Supplement to the Offer to Purchase and the YELLOW Letter of Transmittal enclosed with this letter. If you have any questions or require assistance, please call our Information Agent, D.F. King & Co., Inc., at (800) 848-3402 (toll free) or (212) 269-5550 (please call collect).

  Thank you.

                                          Very truly yours,

                                          DRI Acquisition LLC